GROUP

CTI Group (Holdings) Inc.

2001 Annual Report

CTI GROUP (HOLDINGS) INC.

INDEX

BUSINESS

CTI Group (Holdings) Inc. and Subsidiaries (the "Company" or "CTI") designs, develops, markets and supports billing and data management software and services.

The Company was originally incorporated in Pennsylvania in 1968 and reincorporated in the State of Delaware as of April 1, 1988, pursuant to a merger of CTI into a wholly owned subsidiary formed as a Delaware corporation. In November 1995, the Company changed its name to CTI Group (Holdings) Inc.

The Company is comprised of two business segments: Billing and Customer Care ("BCC") and Telemanagement ("Telemanagement"). BCC designs, develops and provides customer management, billing and electronic bill presentment and analysis software and complementary services to telecommunications providers. BCC software and services are used primarily by wireline and wireless network operators and resellers to manage customer accounts, generate paper-based and electronic bills and to manage customer service operations. Telemanagement designs, develops and provides software and services used by corporate, governmental and institutional end users to manage their telecommunications service and equipment costs.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The shares of the Company's Class A common stock, $0.01 par value per share is traded on the OTC Bulletin Board (Symbol "CTIG"). The table below sets forth for the indicated periods the bid price ranges for the common stock as reported by the OTC Bulletin Board. These prices represent prices between dealers, do not include retail markups, markdowns or commissions and do not necessarily represent actual transactions.

	Quarterly Common Stock Price Ranges			
	2001		2000	
	High	Low	High	Low
1st Quarter	$2.13	$0.88	$5.75	$1.91
2nd Quarter	$1.69	$0.66	$3.44	$1.38
3rd Quarter	$0.91	$0.45	$2.50	$0.56
4th Quarter	$0.80	$0.31	$1.94	$0.67

At March 25, 2002, the average of the high and low sales prices for such shares was $0.55.

At March 25, 2002, the number of shareholders of record of Common Stock was approximately 1,200.

No dividends were paid in the fiscal years ended December 31, 2001 and 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

This report contains "forward-looking" statements. The Company is including this statement for the express purpose of availing itself of protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of the Company or its management or Board of Directors; (c) statements of future economic performance; (d) statements of assumptions underlying other statements and statements about the Company and its business relating to the future; and (e) any statements using the words such as "anticipate", "expect", "may", "project", "intend" or similar expressions.

The Company's ability to predict projected results or the effect of certain events on the Company's operating results is inherently uncertain. Therefore, the Company wishes to caution each reader of this report to carefully consider the following factors, any or all of which have in the past and could in the future affect the ability of the Company to achieve its anticipated results and could cause actual results to differ materially from those discussed herein: ability to attract and retain customers to purchase its products, ability to commercialize and market products, results of research and development, technological advances by third parties and competition, future capital needs of the Company, dependence upon key personnel and general economic and business conditions.

Background

The Company is comprised of two business segments: Billing and Customer Care ("BCC") and Telemanagement. BCC designs, develops and provides customer management, billing and electronic bill presentment and analysis software and complementary services to telecommunications providers. BCC software and services are used primarily by wireline and wireless network operators and resellers to manage customer accounts, generate paper-based and electronic bills and to manage customer service operations. Telemanagement designs, develops and provides software and services used by corporate, governmental and institutional end users to manage their telecommunications service and equipment costs.

The Merger

On February 12, 2001, Centillion Data Systems, Inc. ("Centillion") consummated a merger ("the Merger") with CTI Group (Holdings) Inc. Simultaneous with the Merger with Centillion, the Company merged with Celltech Information Systems, Inc. ("Celltech"), a provider of customer billing management systems, and other services.

Pursuant to the terms of the Merger, all of the outstanding shares of Centillion were exchanged for 17,698,253 shares of the Company's Class A common stock and 2,833,334 shares of the Company's Class B common stock. Celltech stockholders were issued 1,234,698 shares of the Company's Class A common stock and $262,599 in cash, in exchange for all Celltech stock issued and outstanding.

The Merger has been accounted for as a reverse purchase acquisition because former Centillion shareholders own a majority of the outstanding shares of the Company's common stock and control the combined company as a result of the Merger. Since Centillion was the acquirer, all direct legal and other fees related to the Merger incurred by Centillion have been included in the total consideration. Total consideration in connection with the Merger with the former CTI Group (Holdings) Inc. amounted to $12,430,568 which included $1,613,140 in acquisition, legal, and other costs and the remainder of the consideration in the form of Class A common stock and Class B common stock.

Prior to the Merger, Centillion divested itself of all businesses other than its BCC business. Prior to the closing, the transferred entities were sold to a limited liability company, CDS Holdings LLC ("CDS") which is owned by the former stockholders of Centillion. Along with the transferred entities, Centillion transferred to CDS cash, certain employees (including assets and liabilities related to such employees), and other miscellaneous assets. The sale price for the transferred entities and the other assets being transferred was approximately $10.5 million. The purchase price was satisfied by CDS giving Centillion a promissory note (the "CDS Note"), which was acquired by the Company as a result of the Merger. The Company has ascribed no net value to the CDS Note as of December 31, 2001 in its financial statements as a result of the uncertainty related to the realizability of such note.

The basic terms of the CDS Note are:

- Interest will be at the minimum rate set by the Internal Revenue Service.

- The note is secured by the assets of the transferred entities. If CDS defaults on the promissory note, recovery by the Company will be limited to the value of those assets.

- Payments of principal and interest will be made only when CDS sells all or a portion of the transferred entities, or at the end of seven and a half years. Principal payments will consist of 52% of the sale price of assets serving as collateral for the note, after interest and related fees are paid.

- The former Centillion stockholders have a right to acquire additional shares of Class A common stock when principal payments on the note are made. Pursuant to the Merger Agreement between the former CTI (Holdings) Group Inc. and Centillion, additional shares of Class A common stock will be issued to the former stockholders of Centillion in an amount equal to the value of the principal paid. The shares of Class A common stock will be valued at 88% of the market value of the Class A common stock at time of issuance. A formula is used to determine the market value by using the average of the market price over the preceding twenty (20) business days.

- If the note has not been paid in full five years after the effective time, an appraisal of its value will be obtained. That appraisal will be based upon the remaining CDS assets serving as collateral for the note. At that time additional shares of CTI Class A common stock will be automatically issued to the pre-merger Centillion stockholders based on the appraisal, at the same value of Class A common stock described above. No cash will be received for those shares until the outstanding principal balance of the promissory note is paid in full at maturity. Shares issued based on the appraisal will be in addition to any shares previously issued in connection with payments previously made on the promissory note.

The procedure described above was intended to provide Centillion stockholders with corresponding payment in Class A common stock for the promissory note. Rather than just relying on a current appraisal, this method allows for Class A common stock to be issued during the first five years only when actual payments are received. In order to comply with requirements under Internal Revenue Service Regulations for the Merger to be a tax-free transaction for Centillion's stockholders the appraisal and final issuance of Class A common stock can occur no later than five years after closing of the Merger. However, since there may not be sufficient cash in CDS at the time of issuance, the parties agreed to defer the Company's receipt of cash for those shares until the maturity date of the CDS Note, two and one-half years later, in order to allow additional time for CDS to liquidate its assets. There is a risk that Class A common stock will be issued at the end of five years and that CDS will default on the CDS Note when it is due two and one-half years later, resulting in the issuance of shares of Class A common stock essentially for no consideration.

Centillion's former patents, its right to enforce its patents, and its current and future patent enforcement actions and claims, were transferred to a limited liability company that is wholly owned by the Company (the "Tracking LLC"). The Tracking LLC has executed a perpetual irrevocable royalty-free license agreement authorizing the Company to use the patents. As part of the merger consideration, in connection with the transfer to the Tracking LLC, 2,833,334 newly authorized shares of the Company's Class B common stock were issued to the former Centillion stockholders. The Company and the holders of the stock have certain rights to convert the Class B common stock into Class A common stock based on the value of the Tracking LLC. Any conversion of Class B common stock before March 16, 2003, which could be done at the election of the Company, shall be at a Class A common stock value per share of the lower of $1.50 per share or 88% of the then current market value of Class A common stock for the first 1,000,000 shares of Class A common stock issued, and at 88% of the average market price of Class A common stock at the time for all additional shares. All other conversions, other than a mandatory conversion, shall be at 88% of the average market price of Class A common stock. Any mandatory conversion shall be at 100% of the average market price.

CDS Holdings, Inc ("CDS"), an affiliate of Centillion's former stockholders committed to loan, on a non-recourse basis, up to $2,000,000 ("CDS loan facility") to the Tracking LLC to pursue its patent enforcement actions existing at the time of the Centillion Merger. Repayments of such borrowings are contingent upon and are to be repaid from and to the extent there are proceeds from patent enforcement activities

Prior to the Merger the Company recognized in 2001, $13.5 million in one-time license fee revenue along with $1,999,110 in related costs associated with patent enforcement activities. Subsequent to the Merger the Company recognized in the fourth quarter of 2001, an additional $550,000 in one-time license fee revenue and $335,299 in related costs. Also, in 2001, the Company recognized other income of $353,319 related to a patent enforcement settlement, which was not a license agreement. The Company received a settlement of $1 million which was reduced by $646,681 in legal and other costs. In connection with patent enforcement actions the Company was advanced $358,957 from the CDS loan facility. Such loan was repaid back to CDS upon receipt of proceeds from license fee revenue. The Company incurred interest expense of $2,303 in connection with such borrowings. As of December 31, 2001 Tracking LLC had net proceeds of $568,061, which were commingled with the Company's cash and cash equivalents to fund future enforcement activities. It is the Company's intention to utilize such net proceeds prior to accessing the CDS loan facility.

The Company's purchase price for its acquisition of Celltech was initially valued at $5,251,977 and was to include $262,599 in cash, and the balance of $4,989,378 was to be satisfied by the issuance of 2,217,688 shares of Class A common stock of which 1,050,583 shares were held in escrow contingent upon the attainment of certain predetermined net revenue levels of Celltech's largest customer. Subsequent to the Merger only 67,593 shares were issued from escrow and 982,990 of the shares held in escrow were cancelled. Consideration in connection with the acquisition of Celltech amounted to $4,490,532 which included cash of $262,599, acquisition costs, and restructuring costs, of $1,700,115 and the remainder of the consideration of $2,790,417 was satisfied by the issuance of 1,234,698 shares of Class A common stock.

Restructuring Plan

In connection with the Merger, the Company announced a restructuring plan (the "Plan") to streamline cost structures and consolidate operations, which related primarily to the former CTI Group (Holdings) Inc. operations in Valley Forge, PA and the former Celltech operations in Houston, TX. The Company had recognized a liability of $1,739,000 for restructuring costs associated with the acquired companies in connection with the purchase accounting treatment of the merger transaction. The restructuring costs was assumed in the purchase business combination and included in the allocation of the acquisition cost. The restructuring liability which is comprised primarily of noncancellable lease obligations and severance costs amounted to $1,222,303 as of December 31, 2001. The reduction in the liability for restructuring costs primarily relates to severance payments of approximately 60 employees terminated in the Plan. The remaining liability for restructuring costs relates to close down costs associated primarily with non-cancelable lease obligations. The Company anticipates the restructuring plan to be substantially complete by June 2002. The Company is actively looking for replacement tenants for or to sublease the office space covered under noncancellable leases in Valley Forge and Houston.

Results of Operations (Year 2001 compared to Year 2000)

Revenues from operations increased $9,978,633 to $27,622,162 as compared to $17,643,529 in the prior year period. The increase in revenue was primarily the result of increased one-time license fee revenue resulting from patent enforcement actions and revenues generated from the acquired operations of Celltech and the former CTI Group (Holdings) Inc. for the period February 13, 2001, to December 31, 2001 (see Note 2 to the consolidated financial statements). One-time license fee revenue resulting from patent enforcement actions of $14,050,000 in 2001 compares to $7,500,000 in one-time license fee revenue in 2000. Revenues from the operations of Celltech and the former CTI Group (Holdings) Inc. for the period February 13, 2001 to December 31, 2001 amounted to approximately $5.9 million which were offset by a approximately $2.5 million reduction in revenue, exclusive of one-time license fee, at the Centillion operations from approximately $10.1 million in 2000 to approximately $7.7 million in 2001. The reduction in revenue at the Centillion operation, exclusive of the one-time license fee, was primarily associated with the contract renewal with a major customer at a reduced revenue rate structure. The major customer represents 24% of total revenues; however, exclusive of one-time license fee revenue resulting from patent enforcement actions, such customer represents 49% of revenues.

Cost of sales increased $1,970,960 to $8,478,432 as compared to $6,507,472 in the prior year period. The increase in cost of sales was primarily attributable to costs of sales associated with the acquired operations of Celltech and the former CTI Group (Holdings) Inc. amounting to approximately $3,755,000 representing the period February 13, 2001, to December 31, 2001 offset by a reduction in processing costs of approximately $1,904,000 associated with the Centillion operations. Gross profit was 69% of revenues for the fiscal year ended December 31, 2001 compared to 63% in the prior year period. Exclusive of one-time license fee revenue and costs gross profit amounted to 45% of revenues for the fiscal year ended December 31, 2001 as compared to 65% of revenue in the prior year period.

Selling, general and administrative expenses increased $8,558,340 to $11,094,208 compared with $2,535,868 in the prior year. The increase in selling, general and administrative expenses was attributable to the operations acquired in connection with the Merger along with increased severance costs, increased research and development expense and increased selling and marketing costs associated with the Centillion operations. Selling, general and administrative costs associated with the operations of Celltech and the former CTI Group (Holdings) Inc. for the period February 13, 2001, to December 31, 2001 amounted to approximately $4.7 million. The Company incurred approximately $1.4 million in non-recurring, non-restructuring separation and severance costs in 2001. Selling, general and administrative expense includes research and development expenses which increased to approximately $1.6 million for the 2001 from approximately $685,000 in 2000. Selling and marketing costs associated with the Centillion operations increased by approximately $600,000 in 2001 as compared to 2000.

EBITDA (earnings before interest, taxes, depreciation, amortization and impairment charge) was $8,049,522 for the fiscal year ended December 31, 2001 as compared to $8,600,189 in the prior year period.

Depreciation and amortization increased $1,972,605 to $3,410,932 compared to $1,438,327. The increase was primarily attributable to the depreciation and amortization of the original allocated purchase price of approximately $19.7 million consisting of goodwill and other intangibles. Goodwill and intangible amortization associated with the Merger for the fiscal year ended December 31, 2001 amounts to $2,364,716.

The Company recorded an impairment charge of $14,060,595 million related to the asset impairment associated with the acquired companies. See Impairment and Restructuring below.

Other income for the fiscal year ended December 31, 2001 amounted to $481,127 compared to $1,381,600 in the prior year period. The decrease in other income was primarily attributable to prior year's liquidating of a portion of the Company's investments during the fiscal year ended December 31, 2000 and realizing the gain as opposed to no such liquidations in 2001. The liquidation of the investments was in anticipation of the Merger.

Interest income increased $52,732 to $449,596 for the fiscal year ended December 31, 2001 compared to $396,864 in the prior year period. The increase in interest income was associated with greater weighted average cash and cash equivalent base during the respective period in 2001 compared to 2000.

Taxes

Excluding the impact of the charge for impairment, the effective tax rate was approximately 33% for the fiscal year ended December 31, 2001, as compared to an effective tax rate of approximately 43% for the fiscal year ended December 31, 2000. The decrease in the tax rate is primarily associated with the R&D and other credits recognized in the current year.

Liquidity and Capital Resources

Cash and cash equivalents amounted to $11,362,294 as of December 31, 2001 compared to $10,418,582 as of December 31, 2000. Cash provided from operations was $6,501,728 offset by cash used in investing activity of $1,887,433 and cash used in financing activities of $3,708,985. Cash flow provided by operations was primarily generated by increased patent license fee revenue offset by increased selling, general and administrative costs. Cash used in investing activities was primarily the result of capital expenditure. Cash used in financing activities was primarily attributable to repayment of a note payable and $3.7 million distributed to the spun-off businesses of CDS.

The Company derives a substantial portion of its revenues from a few customers. The Centillion's billing analysis business generated approximately $6.7 million in revenues in the fiscal year ended

December 31, 2001 from a single customer. This customer's contract was renegotiated and extended to March 2003, with an automatic annual renewal unless four months prior notification is given. The loss of this customer could have a substantial negative impact on the Company.

The former Celltech's billing business lost two customers during the first quarter of 2001 which represented 72% of the former Celltech's billing business revenue. The loss of revenue has had an adverse impact on cashflows at Celltech's business operations in Houston. In order to control costs and cashflows the Company decided to combine the former Celltech operation in Houston with the Company's other locations.

Impairment

Asset Impairment

In November 2001, the Company recorded an impairment charge of $14.1 million primarily related to the write-down of goodwill associated with the acquisition of former CTI Group (Holdings) Inc. (The former operations of CTI are primarily included in the Company's Telemanagement segment) and Celltech Information Systems (The former operations of Celltech are included in the Company's BCC segment). The goodwill and intangibles were created by purchase accounting treatment of the merger transaction that closed in February 2001. SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires the evaluation of impairment of long-lived assets and identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Subsequent to the Merger, sales and operating profit from the acquired products have not met the projections that were originally used to determine the purchase price for the business. Also, there has been the significant erosion in customer base and management has decided that certain of the purchased products and technology will not be supported in the future; accordingly management determined that goodwill should be evaluated for impairment in accordance with the provisions of SFAS 121. The Company addressed these operational issues through consolidating facilities and reducing respective costs as well as replacing acquired technology and products. These and other actions taken by the Company result in lower current and future projected growth of revenues and cash flows than those originally projected at the time of the Merger. The Company measured impairment based on the fair value of the former CTI and Celltech business, which was based on an independent appraisal. These results determined that the fair value of the goodwill was substantially less than the carrying value. The remaining intangible assets of $922,259 related to customer base and technology is being amortized over the estimated remaining useful life of the three to four years.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, depreciation and amortization, investments, income taxes, capitalized software, restructuring costs, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue recognition. The Company generates software revenue from licensing the rights to use its software products. The Company also generates service revenues from the sale of product maintenance contracts and implementation, education and consulting services. The Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position ("SOP") No. 97-2, Software Revenue Recognition and SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Revenue from software license fees are generally recognized upon delivery provided that there are no significant post delivery obligations, persuasive evidence of an agreement exists, the fee is fixed or determinable and collection of the related receivable is probable. If acceptance is required beyond the Company's standard published specifications, software license revenue is recognized upon customer acceptance.

SOP 98-9 requires use of the residual method for recognition of revenues when vendor-specific objective evidence exists for undelivered elements but does not exist for the delivered elements of a multiple-element arrangement. In such circumstances, the Company defers the fair value of the undelivered elements and recognizes, as revenue, the remaining value for the delivered elements.

Revenues for implementation services are recognized over the period in which services are provided. Maintenance revenue is deferred at the time of software license shipment and is recognized ratably over the term of the support period, which is typically one year. Amounts collected prior to satisfying the revenue recognition criteria are reflected as deferred revenue in the Company's balance sheet. The Company recognizes revenue, net of discounts, for processing billing and billing analysis data in the period the information is processed and billed.

Accounting for Income Taxes. The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method, a deferred tax asset or liability is determined based on the difference between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates assumed to be in effect when these differences are expected to reverse.

The Company records a valuation allowance against its deferred tax asset to the extent management believes it is more likely than not that the asset will not be realized. As of December 31, 2001, the Company has provided a valuation allowance against certain of the Company's foreign net operating loss carryforwards due to the uncertainty of their realizability.

Allowance for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Research and Development and Software Development Costs. Research and development costs have been charged to operations as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to Be Leased, Sold, or Otherwise Marketed, requires the capitalization of certain computer software development costs incurred after technological feasibility is established. Once technological feasibility of a software product has been established, the additional development costs incurred to bring the product to a commercially acceptable level are not significant. Accordingly, all such software development costs have been expensed.

Intangibles. The Company reviews long-lived assets, including intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flow expected to be generated from the operation of that asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount in which the carrying amount of the assets exceeds the fair market value of the assets. An asset's fair value will be determined by future discounted net cash flows expected to be generated by the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. There was a significant impairment loss during the years ended December 31, 2001 related primarily to the goodwill originally acquired in connection with the Merger. Through December 31, 2001, goodwill was amortized originally over a 7.5 year period, using the straight-line method. As discussed below in "Recent Accounting Pronouncements" we will adopt FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangibles" as of January 1, 2002.

Recently Issued Accounting Pronouncements

In July of 2001, the FASB issued Statements No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") which eliminate the pooling of interests method of accounting, establish new criteria for identification of separate intangibles acquired, and establish the impairment approach rather than amortization for goodwill. Effective January 1, 2002 the Company will no longer be required to record amortization expense on goodwill, but will instead be required to evaluate these assets for potential impairment on a quarterly basis and to record a charge for any such impairment. Management believes the adoption of the impairment evaluation requirements of SFAS 142 will not have a material effect on the Company's future consolidated results operations and financial position.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. The company plans to adopt SFAS 144 effective January 1, 2002 and does not expect that the adoption will have a material impact on its consolidated results of operations and financial position.

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FINANCIAL STATEMENTS

Index to Financial Statements

Report of Independent Accountants

To the Board of Directors and
Shareholders of CTI Group (Holdings) Inc.:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2001 and the related consolidated statement of operations, stockholders' equity and comprehensive income, and of cash flows present fairly, in all material respects, the financial position of CTI Group (Holdings) Inc. and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2000 and for the year then ended were audited by other independent accountants whose report dated February 9, 2001 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP
Philadelphia, PA
March 19, 2002

Independent Accountants' Report

To Stockholders of
CTI Group (Holdings) Inc.
Indianapolis, Indiana

We have audited the accompanying consolidated balance sheet of CTI Group (Holdings) Inc., formerly Centillion Data Systems, Inc., as of December 31, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTI Group (Holdings) Inc., formerly Centillion Data Systems, Inc., as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP
Indianapolis, Indiana
February 9, 2001

CTI GROUP (HOLDINGS) INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$11,362,294	$10,418,582
Trade accounts receivable, less allowance for doubtful accounts of $110,446 and $25,063, respectively	1,451,651	1,502,362
Notes receivable	--	562,911
Prepaid expenses	312,966	197,055
Income taxes refundable	287,840	880,651
Deferred income tax benefit	772,470	360,858
Other current assets	8,251	--
Total current assets	$14,195,472	$13,922,419
Property, equipment, and software, net	4,657,389	3,397,854
Intangible assets, net	1,063,522	198,113
Other assets	13,202	--
Deferred acquisition costs	--	1,032,806
Total assets	$19,929,585	$18,551,192
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$478,090	$338,316
Other accrued expenses	2,277,689	806,708
Current tax liability	100,604	--
Restructuring reserve	1,222,303	--
Deferred revenue	766,080	--
Total current liabilities	4,844,766	1,145,024
Deferred tax liability	634,032	964,843
Redeemable common stock	--	379,622
Commitments and contingencies		
Stockholders' equity		
Common stock class A, par value $.01; 47,166,666 shares authorized; 26,669,456 issued at December 31, 2001 and 16,694,058 shares issued, as adjusted, at December 31, 2000	266,695	166,941
Common stock class B, par value $.01; 2,833,334 shares authorized issued and outstanding at December 31, 2001 and no shares authorized and issued at December 31, 2000	28,333	--
Additional paid-in capital	23,256,584	9,037,951
Accumulated earnings (deficit)	(8,913,558)	6,856,811
Other comprehensive income - foreign currency translation	4,876	--
Treasury stock, 140,250 shares at December 31, 2001, at cost	(192,143)	--
Total stockholders' equity	14,450,787	16,061,703
	$19,929,585	$18,551,192

See accompanying notes to consolidated financial statements.

CTI GROUP (HOLDINGS) INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31, 2001	December 31, 2000
Revenues		
Service and license fee revenue	$13,572,162	$10,143,529
Patent license fee revenues	14,050,000	7,500,000
	27,622,162	17,643,529
Cost of sales (exclusive of depreciation and amortization)		
Services	6,144,063	3,532,565
Patent license fee	2,334,369	2,974,907
	8,478,432	6,507,472
Gross profit	19,143,730	11,136,057
Cost and expenses		
Selling, general and administration	11,094,208	2,535,868
Depreciation and amortization	3,410,932	1,438,327
Impairment of goodwill and intangibles	14,060,595	--
Income (loss) from operations	(9,422,005)	7,161,862
Other expenses and (income)		
Interest (income), net of interest expense $20,497 and $3,960 respectively	(449,596)	(396,864)
Other (income)	(481,127)	(1,381,600)
Income (loss) before income taxes	(8,491,282)	8,940,326
Tax provision	2,714,631	3,869,816
	(11,205,913)	5,070,510
Income from continuing operations before minority interest		
Discontinued operations		
Loss from discontinued operations - net of applicable tax expense of $74,255 in 2000	--	(309,268)
Minority interest in net loss of discontinuing operations	--	77,380
Net income (loss)	$(11,205,913)	$4,838,622
Other comprehensive income		
Foreign currency translation adjustment	4,876	--
Comprehensive income (loss)	$(11,201,037)	$4,838,622
Basic and diluted net income (loss) per common share		
Income from continuing operations before minority interest	$(.44)	$.30
Discontinuing operations		
Loss from discontinued operations	--	.01
Minority interest in discontinuing operations	--	--
Net income (loss) per share	$(.44)	$.29
Basic weighted average common shares outstanding	25,296,064	16,695,359
Diluted weighted average common shares outstanding	25,296,064	16,826,461

See accompanying notes to consolidated financial statements

CTI GROUP (HOLDINGS) INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2001	December 31, 2000
Cash flows provided by operating activities:		
Net income (loss)	$(11,205,913)	$4,838,622
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Provision for doubtful accounts	37,134	
Depreciation and amortization	3,410,932	1,438,327
Non-cash compensation	-	662,600
Deferred income taxes	634,165	1,650,555
Gain on disposal of assets	-	(1,248,034)
Interest accrued on note receivable		(12,911)
Impairment of goodwill and intangible assets	14,060,595	
Changes in operating activities:		
Decreases (increases) in trade receivables	350,840	(277,173)
Increase in prepaid expenses	(20,345)	(87,470)
Decrease in other assets	325,155	-
Increase (decrease) in accounts payable	(314,350)	478,579
Decrease in other accrued expenses	(1,699,174)	(2,284,533)
Increase in deferred revenue	229,274	16,855
Increase (decrease) in current taxes payables	693,415	(372,739)
Cash provided by operating activities	6,501,728	4,802,678
Cash flows from investing activities:		
Cash of business acquired, net of cash paid	270,961	-
Additions to property and equipment	(2,158,394)	(2,093,013)
Proceeds from asset disposals		6,233,901
Purchase of business interests		(866,851)
Advances to related parties		(68,953)
Loans to CTI and others		(811,500)
Cash provided by (used in) investing activities	(1,887,433)	2,393,584
Cash flows from financing activities:		
Net advances (repayments) of line of credit		(94,390)
Repayment of debt	(67,778)	(120,420)
Exercised of stock options	100,250	
Issuance of stock		87,500
Redemption of stock		(52,880)
Cash distributed to stockholder	(3,741,457)	(3,463,032)
Cash (used in) financing activities	(3,708,985)	(3,643,222)
Effect on foreign currency exchange rates on cash and cash equivalents	38,402	
Increase in cash and cash equivalents	943,712	3,553,040
Cash and cash equivalents, beginning of year	10,418,582	6,865,542
Cash and cash equivalents, end of year	11,362,294	10,418,582
Supplemental cash flow information		
Cash paid for interest	20,497	3,960
Cash paid for income taxes	1,120,000	2,665,000

See accompanying notes to consolidated financial statements.

CTI GROUP (HOLDINGS) INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

	Class A Common Stock		Class B Common Stock							
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Comprehensive Income	Accumulated Profit (deficit)	Accumulated Comprehensive Income	Consolidated Treasury Stock	Stockholders' Equity
Balance, December 31, 1999	16,709,698	$167,097	—	—	$8,229,486	—	$7,130,503	$795,657	—	$16,322,743
Comprehensive Income										
Net income						4,838,622	4,838,622			4,838,622
Unrealized losses on securities, net of reclassification adjustments						(659,990)		(659,990)		(659,990)
Foreign currency translation adjustments						(135,667)		(135,667)		(135,667)
Comprehensive income						$4,042,965				
Repurchase of common stock	(15,640)	(156)			(52,724)					(52,880)
Distribution of investments in e.Nova and other assets							(4,191,277)			(4,191,277)
Distribution of net assets of Centillion Digital Systems							(921,037)			(921,037)
Issuance of stock options and stock bonus					662,600					662,600
Revaluation of redeemable stock					198,589					198,589
Balance, December 31, 2000	16,694,058	166,941	—	—	9,037,951		6,856,811	—	—	16,061,703
Comprehensive Income										
Net income						(11,205,913)	(11,205,913)			(11,205,913)
Foreign currency translation adjustments						4,876		4,876		4,876
Comprehensive loss						$(11,201,037)				
Exercise of stock options	626,122	6,261			93,989					100,250
Issuance of stock bonus	92,001	920			(920)					—
Common stock issued in conversion of "redeemable stock"	341,072	3,411			376,211					379,622
Distribution of net assets to CDS Holdings LLC							(4,564,456)			(4,564,456)
Merger between CTI Group Holdings and Centillion Data Systems	8,916,203	89,162			13,749,353				(192,143)	13,646,372
Class B common stock issued in connection with merger			2,833,334	28,333						28,333
Balance, December 31, 2001	26,669,456	$266,695	2,833,334	$28,333	$23,256,584		$(8,913,558)	$4,876	$(192,143)	$14,450,787

See accompanying notes to consolidated financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS: CTI Group (Holdings) Inc. and wholly-owned subsidiaries (the "Company" or "CTI") designs, develops, markets and supports billing and data management software and services. The Company operates in two business segments: Billing and Customer Care and Telemanagement.

CONSOLIDATION POLICY: The consolidated financial statements include the accounts of the Company and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

FOREIGN CURRENCY TRANSLATION: The consolidated statements includes the accounts in 2001 of the Company's wholly owned UK based subsidiary and in 2000 its Swedish and German subsidiaries. In 2000 the Swedish and German subsidiaries were disposed of. (see Note 3) The financial statements of the Company's foreign subsidiaries have been included in the consolidated financial statements and have been translated to U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Assets and liabilities are translated at current rates in effect at the consolidated balance sheet date and stockholder's equity is translated at historical exchange rates. Revenue and expenses are translated at the average exchange rate for the applicable period. Any resulting translation adjustments are made directly to accumulated other comprehensive income.

CASH EQUIVALENTS: The Company considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents.

INVESTMENTS: Marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported in accumulated other comprehensive income. Realized gains and losses are recorded as gains (losses) on disposal of assets. Gains and losses on sales of securities are determined on the specific-identification method.

ADVERTISING COSTS: The Company expenses advertising costs as incurred. For the years ended December 31, 2001 and 2000, advertising expense was $402,724 and, $55,121, respectively.

USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. Estimates utilized by the Company include the determination of the collectibility of receivables, valuation of options, recoverability and or impairment of intangibles, depreciation and amortization, and capitalization of computer software development costs.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and accrued income taxes. The book values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and accrued income taxes are considered to be representative of their respective fair values.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. Furniture, fixtures and equipment are amortized over the estimated useful lives of three to five years. Leasehold

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

improvements are amortized over the period of the lease or the useful lives of the improvements, whichever is shorter. All maintenance and repair costs are charged to operations as incurred.

COMPUTER SOFTWARE: Expenditures for producing product masters incurred subsequent to establishing technological feasibility are capitalized and are amortized on a product-by-product basis ranging from three to four years. The amortization is computed using the straight-line method over the estimated economic life of the product. The unamortized capitalized costs are compared annually to estimated net realizable value of the related product. Because of competitive factors, and the inherent tendency in the software industry toward rapid obsolescence, the estimated value of the Company's software is subject to material revision in the near term.

The Company capitalized $1.4 million and $1.6 million for the fiscal years ended December 31, 2001 and 2000, respectively, in costs related to its software development. The amortization expense for developed software was $561,074 and $161,309 at December 31, 2001 and 2000 respectively.

INTANGIBLE ASSETS: Intangible assets consist of patents, purchased technology and customers obtained through acquisition and merger. Intangible assets are amortized using the straight-line method over their estimated period of benefit, which is 3 to 15 years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists. Amortization of intangibles was $56,849 and $22,900 at December 31, 2001 and 2000, respectively. The Company incurred an impairment charge of $869,085 in 2001 primarily related to the write-down of intangibles associated with the merger. (see Note 2)

GOODWILL: Goodwill represents the excess of purchase price over fair value of net assets acquired, and is amortized on a straight-line basis over seven and half years. Amortization expense of goodwill was $2.3 and $0 at December 31, 2001 and 2000, respectively. The Company incurred an impairment charges of $13.2 million in 2001 primarily related to the write-down of goodwill associated with the merger. (see Note 2)

LONG-LIVED ASSETS: In accordance with the Statement of Financial Accounting Standards SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment losses are recognized if expected cash flows of the related assets are less than their carrying values. Certain of the Company's long lived assets were considered impaired during the year ended December 31, 2001. (see Note 15)

REVENUE RECOGNITION: License fee revenue is generally recognized when a formal agreement exists, delivery of the product has occurred, the license fee is deemed fixed or determinable and collectibility is probable. Maintenance and enhancement revenue is recognized on a straight-line basis over the term of the contract. Revenues from training and consulting services are recognized as services are performed. The Company provides telemanagement services and billing services for customers. These revenues are recognized when the services are performed and the product is shipped.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred revenues generally consist of advance customer payments on maintenance contracts. Certain of the Company's multi-year license agreements provide for payment terms that extend beyond 12 months. Revenues on such long-term arrangements are recognized when payments become due.

The Company typically does not provide bundled products or services. Revenues are recorded for each product or services based on when such products or services are performed. The value of the different elements of the products or services performed is based upon the actual amount charged to the customers when the elements are sold and the amount charged is specifically identifiable to the element. The Company recognizes revenue, net of discounts, for processing billing and billing analysis data in the period the information is processed and billed.

STOCK BASED COMPENSATION: The Company accounts for its stock option awards under the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees"' and related interpretations including FASB Interpretation No. 44 "Accounting for Certain Transactions Including Stock Compensation" an interpretation of APB No. 25. Under the intrinsic value method, compensation costs attributable to the excess, if any, of the quoted market price of the stock on the date of grant or other measurement date over the amount the employee must pay to acquire the stock. Such amount, if any, is accrued over the related vesting period, as appropriate. Since the Company uses the intrinsic value method, it makes pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied, which is required by SFAS No. 123, "Accounting for Stock Based Compensation." (see Note 9).

INCOME TAXES: The Company accounts for income taxes following the provisions of SFAS No. 109 "Accounting for Income Taxes", which requires recording income taxes under the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded based on a determination of the ultimate reliability of future deferred tax assets.

BASIC AND DILUTED LOSS PER COMMON SHARE: Net income (loss) per common share is computed in accordance with the provision of SFAS No. 128, "Earnings Per Share". The outstanding historical shares prior to the Merger date have been retroactively adjusted to reflect the equivalent number of shares based on the merger conversion ratio (1 share of Centillion for 4.60071 shares of the Company's stock). Basic earnings (loss) per share is computed by dividing reported earnings available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed by dividing reported earnings available to common stockholders by adjusted weighted average shares outstanding for the year assuming the exercise of all potentially dilutive stock options and the conversion of class B common shares into class A common shares. The table below sets forth the reconciliation of the basic and diluted earnings per share computation:

	Year Ended December 31,	
	2001	2000
Shares used in computing basic earnings (loss) per share	25,296,064	16,695,359
Dilutive effect of stock options	—	131,102
Shares used in computing diluted earnings (loss) per share	25,296,064	16,826,461

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For the year ended December 31, 2001 options to purchase 290,000 shares of Class A common stock at exercise prices ranging from $0.20 to $1.09 were outstanding, but were not included in the computation of diluted earnings per share as the result would be anti-dilutive.

The Company has a series of Class B common shares that if converted to Class A common shares would amount to 1,264,894 at December 31, 2001, based on the pretax recorded value of Tracking LLC (see Note 2) and a market value of the Company's Class A common shares $0.44 per share. The dilutive impact of the common shares has been excluded from the computation of diluted earnings per share as the result would be anti-dilutive.

CONCENTRATION OF CREDIT RISK: The Company invests its cash primarily in deposits with major banks. At times, these deposits may be in excess of statutory insured limits. As of December 31, 2001, such deposits exceeded statutory insured limits by $11,062,294. Concentration of credit risk with respect to trade receivables is moderate due to the relatively diverse customer base. Ongoing credit evaluation of customers' financial condition is performed and generally no collateral is received. The Company maintains reserves for probable credit losses and such losses in the aggregate have not exceeded management's estimates. The Company wrote-off in 2001 approximately $149,000 of receivables deemed to be uncollectible against the established allowance for doubtful accounts

COMPREHENSIVE INCOME: Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statement of Stockholders Equity and Comprehensive Income (loss). There is no tax impact on the comprehensive income or loss due to the Company's net operating loss carry forwards.

RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred. Total research and development costs were $1,615,204 and $685,000 at December 31, 2001 and 2000, respectively.

RECLASSIFICATION: Certain reclassifications have been made to the comparative December 31, 2000 amounts to conform to the current year's presentations.

SHIPPING AND HANDLING FEES AND COSTS: The Company bills customers for shipping and handling. Shipping and handling costs, which are included in cost of sales in the accompanying consolidated statements of operations, include shipping supplies and third-party shipping costs.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: In July of 2001, the FASB issued Statements No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") which eliminate the pooling of interests method of accounting, establish new criteria for identification of separate intangibles acquired, and establish the impairment approach rather than amortization for goodwill. Effective January 1, 2002 the Company will no longer be required to record amortization expense on goodwill, but will instead be required to evaluate these assets for potential impairment on a quarterly basis and to record a charge for any such impairment. Management believes the adoption of the impairment evaluation requirements of SFAS 142 will not have a material effect on the Company's future consolidated results operations and financial position.

NOTE 2 - MERGER

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a

Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. The company plans to adopt SFAS 144 effective January 1, 2002 and does not expect that the adoption will have a material impact on its consolidated results of operations and financial position
On February 12, 2001, Centillion Data Systems, Inc. consummated a merger ("the Merger") with CTI Group (Holdings) Inc. Simultaneous with the Merger with Centillion, the Company merged with Celltech Information Systems, Inc. ("Celltech").

Pursuant to the terms of the Merger, all of the outstanding shares of Centillion were exchanged for 17,698,253 shares of the Company's Class A common stock and 2,833,334 shares of the Company's Class B common stock. Celltech stockholders were issued 1,234,698 shares of the Company's Class A common stock and $262,599 in cash, in exchange for all Celltech stock issued and outstanding.

The Merger with CTI Group has been accounted for as a reverse purchase acquisition because former Centillion shareholders own a majority of the outstanding shares of common stock and control the combined company as a result of the Merger. The accompanying consolidated financial statements of the Company reflect the historical results of Centillion and the results of operations subsequent to the Merger date of February 12, 2001 for the acquired companies of the CTI Group (Holdings) and Celltech.

The former Centillion businesses that are not related to the billing business were transferred prior to the Merger to a limited liability company, CDS Holdings LLC ("CDS"), along with other additional assets in exchange for a Promissory Note. The former Centillion shareholders own CDS. Net assets of the former Centillion businesses that are not related to the billing business, which were transferred in 2000, amounted to approximately $5.1 million, which included cash of approximately $3.5 million. In 2001, prior to the Merger, additional assets of approximately $4.6 million, (which consisted of approximately $3.7 million in cash, approximately $616,000 in note and account receivables, approximately $165,000 in fixed assets and $42,000 in other assets) were transferred to CDS. The fair value of the Promissory Note amounted to approximately $10,500,000. The transfer of the ownership interest in these transferred entities was accounted for as a spin-off at historical cost, which is less than their fair market value. Therefore, the disposition was accounted for as a distribution to the stockholders. Such promissory note is considered as a contingent stock purchase receivable. Principal and interest will be paid as those businesses are sold. The Company will issue additional shares of common stock to the former Centillion shareholders for principal payments, at a per share value of 88% of the average market value of the common stock at the time. If the Promissory Note is not fully paid in five years it is to be appraised, and shares of the Company's common stock are to be issued for the appraised value at 88% of the average market price at the time. As of December 31, 2001 no transferred entities have been sold.

Centillion's former patents, its right to enforce its patents, and its current and future patent enforcement actions and claims, were transferred to a limited liability company that is wholly owned by the Company (the "Tracking LLC"). The Tracking LLC has executed a perpetual irrevocable royalty-free license agreement authorizing the Company to use the patents. As part of the merger consolidation and in

NOTE 2 - MERGER (Continued)

connection with the transfer to the Tracking LLC, 2,833,334 newly authorized shares of the Company's Class B common stock were issued to the former Centillion stockholders. The Company and the holders of the stock have certain rights to convert the Class B common stock into Class A common based on the value of the Tracking LLC. Any conversion of Class B common stock before March 16, 2003 shall be at a Class A common stock value per share of the lower of $1.50 per share or 88% of the then current market value of Class A common stock for the first 1,000,000 shares of Class A common stock issued, and at 88% of the average market price of Class A common stock at the time for all additional shares. All other conversions, other than a mandatory conversion, shall be at 88% of the average market price of Class A common stock. Any mandatory conversion shall be at 100% of the average market price. CDS Holdings, Inc ("CDS"), an affiliate of Centillion's former stockholders, have committed to loan, on a non-recourse basis, up to $2,000,000 to the Tracking LLC to pursue its patent enforcement actions. Repayments of such borrowings are contingent upon and are to be repaid from and to the extent there are proceeds from patent enforcement activities.

As a result of the exchange of the former Centillion's stock for the Company's stock, the former stockholders of Centillion hold a majority of the outstanding voting stock of the Company. Therefore, Centillion was treated a reverse acquisition, all direct legal and other fees related to the Merger incurred by Centillion have been included in the total consideration. Total consideration in connection with the Merger with, the former CTI Group (Holdings) amounted to $12,430,568 which included $1,605,849 in acquisition costs and the remainder of the consideration in the form of Class A common stock.,

In February 2001, the Company acquired Celltech, a provider of customer billing management systems, and other services. The purchase was initially valued at $5,251,977 and was to include $262,599 in cash, and the balance of $4,989,378 was to be satisfied by the issuance of 2,217,688 shares of Class A common stock of which 1,050,583 shares were held in escrow contingent upon the attainment of certain predetermined net revenue levels of Celltech's largest customer. Subsequent to the Merger only 67,593 shares were issued from escrow and 982,990 of the shares held in escrow were cancelled. Consideration in connection with the acquisition of Celltech amounted to $4,490,532 which included cash of $262,599, acquisition costs, and restructuring costs, of $1,700,115 and the remainder of the consideration of $2,790,417 was satisfied by the issuance of 1,234,698 shares of Class A common stock.

The Company engaged an independent firm to perform a valuation of the intangible assets acquired in connection with the Merger. The valuation served as the basis of allocation of the purchase price to the various classes of assets acquired, and determined there was no purchased in-process research and development at the time of acquisition. The estimated goodwill and intangibles in connection with the Merger are estimated to have various estimated lives ranging from .5 to 7.5 years.

The following table displays the net non-cash assets and liabilities that were acquired in 2001 as a result of the merger.

Non-Cash Assets (Liabilities)

Fair value of assets acquired	3,974,926
Goodwill	12,668,830
Intangibles	3,121,080
Liability assumed	(5,847,502)
Fair value of stock issued	13,646,373
Cash acquired, net of cash paid	270,961

NOTE 2 - MERGER (Continued)

The following table summarizes the unaudited pro forma combined results of operations for the year ended December 31, 2001 and 2000, as if the Merger had taken place at the beginning of the period:

	2001	2000
Revenues	$ 28,189,812	$ 28,835,660
Net income (loss)	$ (11,733,719)	$ 2,492,839
Basic and diluted income (loss) per common share	$ (.44)	$ .15

NOTE 3 - DISCONTINUING OPERATIONS

The Company's management having the authority to approve the action determined on February 3, 2000 to dispose of its interests in Centillion Digital Systems, Inc., Centillion Digital GmbH, and e.Nova, LLC and subsidiary. These entities provide technology and telecommunication services different than those of the Company and have distinct operations and customers and therefore represent a separate major line of business from the core telecommunication billing business of Centillion Data Systems, Inc. Accordingly, the operations of these subsidiaries and investees have been reported separately as discontinued operations in the accompanying financial statements. On July 31, 2000, the membership units owned by the Company in e.Nova, LLC along with various other assets and cash of $3,000,000 were sold to CDS Holdings, LLC in exchange for a promissory note. On December 2, 2000, essentially all assets of Centillion Digital Systems, Inc. were sold to CDS Holdings, LLC and certain obligations assumed in exchange for a promissory note. CDS Holdings, LLC is owned by the present stockholders of the Company on the same percentage basis as their ownership in the Company. Prior to the merger, additional cash and other assets were transferred to CDS Holdings, LLC in the amount of approximately $7.2 million. The total of the promissory note the Company received was approximately $10.5 million.

The transfer of the ownership of the Company's ownership interest in these entities was accounted for as a spin-off at historical cost, which is less than their fair market value. Therefore, the disposition was accounted for as a distribution to the stockholders.

Revenues, losses from operations and loss on disposal of these entities follows:

Year Ended December 31	2001	2000
Revenues	$ --	$ 1,120,000
Loss from operations, net of tax benefit of $74,255 in 2000	--	309,268

NOTE 4 - INTANGIBLE ASSETS

Intangible assets of continuing operations consist of the following:

	December 31,	
	2001	2000
Patents	$344,850	$344,850
Customer base	428,587	--
Other intangibles	493,672	--
	1,267,109	344,850
Less accumulated amortization	(203,587)	(146,738)
	$1,063,522	$198,112

Amortization expense on intangible assets, including patents and other acquired intangibles amounted to $56,849 and $22,990 for fiscal year ended December 31, 2001 and 2000 respectively.

NOTE 5 - PROPERTY, EQUIPMENT AND SOFTWARE

The Company's fixed assets consist of the following:

	December 31,	
	2001	2000
Equipment	$1,936,004	$1,647,294
Furniture and fixtures	487,841	523,246
Leasehold improvements	430,484	323,628
Software	7,263,457	4,136,547
Automobiles	--	12,105
	10,117,786	6,642,820
Less accumulated depreciation and amortization	(5,460,397)	(3,244,966)
	$4,657,389	$3,397,854

Depreciation and amortization expense on property, equipment and software amounted to $1,022,414 and $1,415,337 for the fiscal year ended December 31, 2001 and 2000, respectively.

NOTE 6 - INVESTMENTS

Proceeds from the sales of securities during 2000 were $6,233,901. For 2000 the gain realized was approximately $1,643,000 and the loss realized was approximately $395,000. During 2000 all marketable securities were sold.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

A. LEASE COMMITMENTS:

The Company leases its office facilities and certain equipment under non-cancelable long-term operating leases which expire at various dates. Minimum aggregate annual rentals subject to certain escalation clauses, under non-cancelable long-term operating leases are as follows:

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Continued)

Year ending December 31:

2002	$884,223
2003	$853,607
2004	$320,469
2005	$72,994
2006	$0
Total	$2,131,293

Rent and lease expense was $930,971 and $630,593 for the fiscal years ended December 31, 2001 and 2000, respectively.

B. CONTINGENCIES:

The Company is subject to claims and lawsuits arising primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

C. EMPLOYMENT AGREEMENTS:

The Company has entered into employment agreements with executive management. An agreement has been made with company executive that will pay $500,000 in severance upon departure from company, this will be payable in 2002. The balance has been accrued for as a current liability.

NOTE 8 - INCOME TAXES

The provision for income taxes consists of the following:

	Years ended December 31,	
	2001	2000
Income tax expense		
Currently payable		
Federal	$1,740,420	$2,205,056
State	340,046	484,460
Deferred		
Federal	477,085	1,000,608
State	157,080	179,692
Provision for income taxes (benefit)	$2,714,631	$3,869,816

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective rate is as follows:

NOTE 8 - INCOME TAXES (Continued)

	Years ended December 31, 2001	2000
Computed tax (benefit) at the expected statutory rate	$(2,853,040)	$3,039,711
State tax (benefit), net	488,858	438,340
Nondeductible goodwill and intangibles	5,707,848	—
Other	—	391,765
R&D and other credits	(399,840)	—
Increase in valuation allowance	(229,195)	—
	$2,714,631	$3,869,816

The components of the overall net deferred tax assets (liabilities) are as follows:

	Years ended December 31, 2001	2000
Assets		
Net operating losses	$921,477	$--
Depreciation and amortization	15,511	--
Allowance for doubtful accounts	31,547	13,876
Vacation, bonus compensation and other accruals	843,426	300,909
Property tax	4,649	5,328
State income tax	52,792	40,674
Total assets	1,869,402	360,787
Liabilities		
Depreciation and amortization	(1,401,571)	(771,929)
Deferred acquisition costs	(175,457)	(192,843)
Other	(153,936)	--
Total liabilities	(1,730,964)	(964,772)
Deferred tax asset (liabilities)	$138,438	$(603,985)

NOTE 9 - CAPITAL STOCK TRANSACTIONS (A) ISSUANCE OF COMMON STOCK:

The Company granted a stock bonus to the Chairman of the Board in fiscal year 2000, which was to be issued in fiscal year 2001. The Company recorded $102,400 compensation expense at the time of grant based on the fair value of the stock, as determined by the Company at the date of the grant. In February 2001, the Company issued the 92,001 shares of class A common stock to the Chairman of the Board.

As part of the Merger in February 2001, the Company issued 8,916,203 of class A common stock and 2,833,334 of Class B common stock. (see Note 2)

(B) OPTIONS:

The Company's Stock Option and Restricted Stock Plan (the "Plan") provides for the issuance of incentive and nonqualified stock options and restricted stock grants to obtain shares of the Company's Class A common stock. Individuals eligible for participation in the Plan include key employees (including employees who also serve as Directors), non-employee directors, independent contractors and consultants who perform services for the Company. The exercise price of the stock options are determined by the

NOTE 9 - CAPITAL STOCK TRANSACTIONS (Continued)

higher of the fair market value or the book value of the common stock at the time the option is granted. The number of options to be granted, option period and the option prices are determined by the Board of Directors in accordance with the terms of the Plan. The option period can not exceed ten years from date of grant. Outstanding stock options become immediately exercisable upon a change of control of the Company as in accordance with the terms of the Plan. Stock options typically become exercisable over a one to five year period.

Generally, the options have various vesting periods, which include immediate and term vesting periods. At December 31, 2001, the Company had authorized 2,600,000 shares for grant under the Plan of which 2,070,000 were available for grant as of December 31, 2001. Prior to the Merger the former CTI also granted nonqualified stock options to purchase shares of restricted common stock of the Company that is not covered by a registration statement (the "Outside Plan Stock Options"). Terms of such options were determined by the Board of Directors. Options typically terminate 90 days after termination of employment.

Immediately preceding the Merger, former Centillion option holders exercised in 2001 their options to purchase 571,122 shares of the Company's Class A common stock. In connection with the Merger, 360,000 of previously granted options were obtained and deemed outstanding. The options were accounted for in the consideration of the purchase business combination and included in the allocation of the consideration. In February 2001, the Company authorized an additional 2.0 million shares to be available for grant under the Company's stock option plan. Of the 360,000 options obtained 110,000 options were originally granted under the Plan and 250,000 options were Outside Plan Stock Options. Of the 360,000 options obtained 55,000 of such option were exercised, of which 30,000 were originally granted under the plan and 25,000 options were Outside Plan Stock Options. During 2001, 15,000 Outside Plan Stock Options were cancelled.

Of the 290,000 options outstanding as of December 31, 2001, 80,000 options were granted under the Plan and 210,000 were originally granted as Outside Plan Stock Options.

During 2000, the Company granted options for the purchase of 230,004 shares at an exercise price of $0.33 per share to one of its directors. Compensation expense of $181,000 was recorded related to these options. The remaining outstanding options were revised to provide for a zero exercise price and immediate vesting in the event of the consummation of the merger between the Company and former CTI Group (Holdings) Inc. Due to the modification of terms, these options have been accounted for as variable option awards as of December 31, 2000 and compensation expense of $379,200 has been recorded.

The Company had entered into a stock option agreement with one of its officers, which granted to the officer the option to purchase 437,007 shares of common stock. When such option is exercised, the employee receives a cash bonus in the amount of the exercise price plus all related income taxes. The employee exercised options for 46,001 shares for $87,500 during 2000. This amount and the related tax amount are included as compensation expense for 2000. The remaining options for 46,001 shares were exercised in February 2001. The compensation expense related to these options has been accounted for as of December 31, 2000, under variable plan accounting.

The Company authorized in February 2001 an additional 2,000,000 options to be granted under the Plan. The Company has 2,070,000 shares available for grant under the Plan as of December 31, 2001.

NOTE 9 - CAPITAL STOCK TRANSACTIONS (Continued)

Information with respect to options under the Company's plans is as follows:

	Exercise Options Shares	Price Range Per Share	Weighted Average Exercise Price
Outstanding, December 31, 1999	418,399	$1.51	$1.51
Granted	230,004	0.33	0.33
Exercised	(46,001)	1.90	1.90
Cancelled	(31,280)	1.69	1.69
Outstanding, December 31, 2000	571,122	0.00 - 0.33	0.13
Merger	360,000	0.20 - 1.09	0.58
Granted	--	--	--
Exercised	(626,122)	0.00 - 0.50	0.16
Cancelled	(15,000)	0.34	0.34
Outstanding, December 31, 2001	290,000	$0.20 -$1.09	$0.61

The following table summarizes options exercisable at December 31, 2001 and 2000:

	Option Shares	Exercise Price Range Per Share	Weighted Average Exercise Price
2000	571,122	$0.00 - $0.33	$0.13
2001	290,000	$0.20 - $1.09	$0.61

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2001:

	$0.20 - $0.50	$0.51 - $0.75	$0.76 - $1.09
Outstanding options:			
Number outstanding at December 31, 2001	190,000	--	100,000
Weighted-average remaining contractual life (Years)	10	--	10
Weighted-average exercise price	$0.36	--	$1.09
Exercisable options:			
Number outstanding at December 31, 2001	190,000	--	100,000
Weighted-average exercise price	$0.36	--	$1.09

The Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and the related interpretations in accounting for its stock option plans, and disclosure only

NOTE 9 - CAPITAL STOCK TRANSACTIONS (Continued)

provisions of SFAS No. 123, "Accounting for Stock Based Compensation". Had compensation cost for the plans been determined based upon the fair value of the options as prescribed by SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been as follows:

	December 31,	
	2001	2000
Net income (loss):		
As reported	$(11,205,913)	$4,838,622
Pro forma	(11,205,913)	4,836,689
Basic earnings (loss) per share:		
As reported	($0.44)	$0.29
Pro forma	($0.44)	$0.29
Diluted earnings (loss) per share:		
As reported	($0.44)	$0.29
Pro forma	($0.44)	$0.29

The fair value of stock options used to compute pro forma net income (loss) and basic and diluted earnings (loss) per share disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions

	2001	2000
Risk-free interest rate	-	5.40%
Dividend yield	0.00%	0.00%
Volatility factor	-	-
Expected lives	7 years	6 months

NOTE 10 - MAJOR CUSTOMERS

For the fiscal year ended December 31, 2001 and 2000, the Company had sales to a single customer aggregating $6,682,337 (24% of revenues) and $8,776,828 (50% of revenues), respectively. Exclusive of one-time license fee revenue resulting from patent enforcement activities, such customer represents 49% of revenues. This customer's contract was renegotiated and extend to March 2003, with an automatic annual renewal unless four months prior notification is given. The loss of this customer could have a substantial negative impact on the Company.

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and accrued income taxes. The book values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and accrued income taxes are considered to be representative of their respective fair values. The carrying value of the line of credit approximate fair value due to its short-term maturities

NOTE 12 - PROFIT-SHARING PLAN

The Company maintains a wage-deferral plan qualified under Section 401(k) of the Internal Revenue Code that covers certain eligible full-time employees. Effective April 1, 2001, the Company matches 50% of participant contributions up to 6% of participant compensation. During 2001, the Company made contributions of $153,508. The Company elected to contribute $100,000 in the year 2000.

NOTE 13 - SEGMENT INFORMATION

The Company designs, develops, markets and supports billing and data management software and services. In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has two reportable segments, Billing and Customer Care ("BCC") and Telemanagement ("Telemanagement") services. These segments are managed separately because the services provided by each segment require different technology and marketing strategies.

Billing and Customer Care: BCC provides billing services and billing analysis software to telephone and wireless network operators to manage customer accounts, generate bills and manage customer service operation. The primary products utilized to generate revenues in this segment are MagnaFlex® and WinCommand® and SmartBill®. The Company provided these services primarily through facilities located in Indianapolis, IN and Houston, TX. There was a small portion of such revenues generated also from the Valley Forge, PA facility.

Telemanagement: Through its operations in the United Kingdom and Valley Forge and the utilization of the Proteus products, the Company offers telemanagement software and services for end users to manage their usage of telecommunications services and equipment.

The accounting policies for segment reporting are the same as those described in Note 1 of the Notes to Consolidated Financial Statements. Summarized financial information concerning the Company's reportable segments as shown in the following table. Activities of the acquired operations of Celltech (BCC) and former CTI Group (Holdings) Inc. (Telemanagement) included in the table below are for the period subsequent to the Merger date of February 12, 2001.

NOTE 13 - SEGMENT INFORMATION (Continued)

2001	Billing and Customer Care	Telemanagement	Consolidated
Net revenues	$24,107,960	$3,514,202	$27,622,162
Gross profit	16,951,733	2,191,997	19,143,730
Operating income (loss)	(9,312,054)	(109,951)	(9,422,005)
Depreciation and amortization	1,490,892	1,920,040	3,410,932
Net income (loss)	(10,878,949)	(326,964)	(11,205,913)
Total assets	21,317,309	(1,387,724)	19,929,585
Long-lived assets	4,607,215	1,126,898	5,734,113
2000			
Net revenues	$17,643,529	--	$17,643,529
Gross profit	11,136,057		11,136,057
Operating income	7,161,862		7,161,862
Depreciation and amortization	1,438,327		1,438,327
Net income	4,838,622	--	4,838,622
Total assets	18,551,192		18,551,192
Long-lived assets	4,628,773		4,628,773

The following table presents net revenues by geographic location based on location of customer:

2001	United Stated	United Kingdom	Consolidated
Net revenues	$24,639,786	$2,982,376	$27,622,162
Gross profit	17,035,650	2,108,080	19,143,730
Operating income (loss)	(9,251,940)	(170,085)	(9,422,005)
Depreciation and amortization	3,297,849	113,083	3,410,932
Net income (loss)	(11,090,368)	(160,545)	(11,250,913)
Total assets	18,977,411	952,174	19,929,585
Long-lived assets	4,677,198	1,056,915	5,734,113
2000			
Net revenues	$17,643,529	--	$17,643,529
Gross profit	11,136,057		11,136,057
Operating income	7,161,862		7,161,862
Depreciation and amortization	1,438,327		1,438,327
Net income	4,838,622	--	4,838,622
Total assets	18,551,192		18,551,192
Long-lived assets	4,628,773		4,628,773

NOTE 14 - RELATED PARTY TRANSACTIONS

The Company leases its corporate headquarters from an entity, which is affiliated with the chairman of the company. The Company incurred $362,594 and $445,324 in rent expense for the years ended December 31, 2001 and 2000. The company also paid $237,155 in leasehold improvements to related party for the relocation to new office space. The Company believes the lease and leasehold improvements are representative of current market values.

NOTE 14 - RELATED PARTY TRANSACTIONS (Continued)

The Company incurred legal expenses of $3,089,026 and $780,958 during 2001 and 2000, respectively to a law firm which the vice chairman is a partner. Such expenses relate primarily to fees and expenses associated with patent enforcement activities and general corporate issues.

The former CEO was provided with reimbursement for housing in Indianapolis, IN. The former CEO did elect to temporarily rent a house from an entity, which is affiliated with the chairman, such costs reimbursed amounted to approximately $15,000 in 2001.

The Company incurred $191,000 in fees and $55,000 in expenses associated with Board of Directors activities in 2001.

The Company provided certain administrative services to its former subsidiaries and investees from the disposal date to December 31, 2001 and 2000, which amounted to approximately $59,000 and $160,000, respectively. At December 31, 2001 and 2000, the Company had a receivable from these entities of approximately $21,000 and $527,000, respectively.

At December 31, 2000, the Company had an outstanding note receivable from former CTI Group (see Note 2) of $562,911. This note was secured by the accounts receivable of the former CTI Group payable upon the merger date, and bears interest at 10%. At December 31, 2000, interest was current on this obligation. On February 12, 2001 this obligation was repaid upon the signing of the merger.

NOTE 15 - IMPAIRMENT AND RESTRUCTURING CHARGES

Asset Impairment

In November 2001, the Company recorded an impairment charge of $14.1 million primarily related to the write-down of goodwill associated with the acquisition of former CTI Group (Telemanagement segment) and Celltech Information Systems (BCC segment). The goodwill and intangibles were created by purchase accounting treatment of the merger transaction that closed in February 2001 (see Note 2). SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires the evaluation of impairment of long-lived assets and identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Subsequent to the Merger, sales and operating profit from the acquired products have not met the projections that were originally used to determine the purchase price for the business. Also, due to the negative trends in the telecommunications marketplace, the significant erosion in customer base and that the purchased products and technology will not be supported in the future; management determined that goodwill should be evaluated for impairment in accordance with the provisions of SFAS 121. The Company addressed these operational issues through consolidating facilities and reducing respective costs as well as replacing acquired technology and products. These and other actions taken by the Company result in lower current and future projected growth of revenues and cash flows than those originally projected at the time of the Merger. The Company measured impairment based on the fair value of the former CTI and Celltech business, which was based on an independent appraisal that considered the discounted cash flows using a discount rate of 25%. The discount rate was based on weighted average cost of capital taking into account the required rate of return for investors on an unleveraged, debt free basis. These results determined that the fair value of the goodwill was substantially less than the carrying value. The remaining intangible assets of $922,259 related to customer base and technology is being amortized over the estimated remaining useful life of the three to four years.

NOTE 15 - IMPAIRMENT AND RESTRUCTURING CHARGES (Continued)

Restructuring Plan

In connection with the Merger, the Company announced a restructuring plan (the "Plan") to streamline cost structures and consolidate operations, which related primarily to the former CTI Group (Holdings) Inc. operations in Valley Forge and the former Celltech operations in Houston. The Company had recognized a liability of $1,739,000 for restructuring costs associated with the acquired companies in connection with the purchase accounting treatment of the Merger transaction. The restructuring costs was assumed in the purchase business combination and included in the allocation of the acquisition cost. The restructuring liability which is comprised primarily of noncancellable lease obligations and severance costs amounted to $1,222,303 as of December 31, 2001. The reduction in the liability for restructuring costs primarily relates to severance payments of approximately 60 employees terminated in the Plan. The remaining liability for restructuring costs relates to close down costs associated primarily with non-cancelable lease obligations. The Company anticipates the restructuring plan to be substantially complete by June 2002. The Company is actively looking for replacement tenants for or to sublease the office space covered under noncancellable leases in Valley Forge and Houston.

The following table summarizes accrued restructuring costs at December 31, 2001:

	Charge	Utilized	Adjustments	Balance December 31, 2001
Severance	$649,056	$(361,229)	$(94,127)	$262,621
Non-cancelable lease commitments	1,090,353	(61,750)	—	$959,682
	$1,739,409	$(422,979)	$(94,127)	$1,222,303

NOTE 16 - REDEEMABLE STOCK

The Company and its stockholders were party to a stockholders agreement. The agreement provided that upon the termination of a management stockholder (specified as two individuals) such stockholder will sell, and the Company will purchase, all outstanding shares held by the management stockholder. The purchase price per share shall be determined by mutual agreement between the Company and the management stockholder. If no agreement can be reached, the purchase price will be determined by independent appraisal. At December 31, 2000, there were 341,115 shares subject to repurchase. The Company's Board annually determines a share value for its options. This value for December 31, 2000 was $1.11 per share. Using these values, the value of the redeemable shares at December 31, 2000 was $379,622. On February 12, 2001 the redeemable shares were converted to Class A common stock.

Board of Directors

Harold Garrison
Chairman of the Board of Directors
Chairman of XILA Communications, LLC and e.Nova, LLC

Rupert Armitage
Chairman and Managing Director of Ambit Research Ltd., Information from Data Ltd., and Personal and Corporate Training Systems Ltd.

Steve Bartkiw
President of JAB Interactive, LLC

John Birbeck
Consultant

Michael Leeds
Vice Chairman of the Board of Directors
Managing Partner of the Boca Raton Florida office of the law firm of Blank Rome Comisky & McCauley LLP

Thomas Grein
Vice President and Treasurer of Eli Lilly and Company

Anthony Johns
Entrepreneur

Executive Officers

Bradley Houlberg
President and Chief Executive Officer

William Miller
Chief Operating Officer

Manfred Hanuschek
Chief Financial Officer and Secretary

Adrian Burt
UK Managing Director

Corporate Data

Stockholders Inquiries

A copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for the year ended December 31, 2001 is made a part of this Annual Report.

Requests of additional copies of the Form 10-KSB as well as other publicly available information should be directed to the attention of Manfred Hanuschek at the Corporate Headquarters.

Annual Meeting

The Annual Meeting of Stockholders of CTI Group (Holdings) Inc. will be held on May 30, 2002 at 10:30 a.m. (U.S. Eastern Standard Time - Indiana Local Time) at the Market Tower Conference Center, 10 West Market Street, Indianapolis, Indiana 46204, located on the 3rd Floor.

Transfer Agent

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219

Corporate Headquarters

333 North Alabama St., Suite 240
Indianapolis, IN 46204
317-262-4666